HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

December 18, 2006

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America


06019450

12g3-2 (b) filing number: 82-3636

The following announcement was made by Garanti Bank's majority shareholder Doğuş Holding A.Ş.:

As per the announcement dated December 06, 2006 regarding the additional investment rights (AIR) granted by Doğuş Holding to HBK Master Fund L.P. (HBK); the procedures for putting into circulation of the remaining underlying shares of AIR with nominal value of 20,150,187 YTL were finalized as of December 15, 2006; and the transfer of these shares to HBK were completed. There exists no other option to be granted with underlying Garanti Bank shares under Doğuş Holding ownership.

Yours sincerely,





Olca Erdost	Handan Saygın
Vice President	Senior Vice President
Corporate Strategy, Business Development	Corporate Strategy, Business Development
& Investor Relations	& Investor Relations

